Filed by AeroVironment, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: AeroVironment, Inc.

Commission File No.: 001-33261

The following is a transcript of an earnings conference call hosted by AeroVironment, Inc. on March 4, 2025.

Operator

Good day, and thank you for standing by. Welcome to the AeroVironment fiscal 2025 third-quarter conference call. (Operator Instructions) Please be advised that today's conference is being recorded.

I would now like to hand the conference over to your speaker, Jonah Teeter-Balin. Please go ahead.

Jonah Teeter-Balin - AeroVironment Inc - Investor Relations

Thanks, and good afternoon, ladies and gentlemen. Welcome to AeroVironment's fiscal year 2025 third-quarter earnings call. This is Jonah Teeter-Balin, Vice President of Corporate Development and Investor Relations.

Before we begin, please note that certain information presented on this call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve many risks and uncertainties that could cause actual results to differ materially from our expectations.

Further information on these risks and uncertainties is contained in the company's 10-K and other filings with the SEC, in particular, in the risk factors and forward-looking statement portions of such filings. Copies are available from the SEC on the AeroVironment website at www.avinc.com, or from our Investor Relations team.

This afternoon, we also filed a slide presentation with our earnings release and posted the presentation to the Investors section of our website under Events and Presentations. The content of this conference call contains time-sensitive information that is accurate only as of today, March 4, 2025. The company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Joining me today from AeroVironment are Chairman, President and Chief Executive Officer, Mr. Wahid Nawabi; and Senior Vice President and Chief Financial Officer, Mr. Kevin McDonnell.

We will now begin with remarks from Wahid Nawabi. Wahid?

Wahid Nawabi - AeroVironment Inc - Chairman of the Board, President, Chief Executive Officer

Thank you, Jonah. Welcome, everyone, to our third quarter fiscal year 2025 earnings conference call. I'll start by summarizing our quarterly performance and provide an update on the BlueHalo transaction, followed by Kevin, who will review our financial results in greater detail. Next, I will provide an update on our expectations for the rest of fiscal year 2025 before Kevin, Jonah, and I take your questions.

I'm pleased to report that we made significant progress on our long-term growth strategy this quarter despite several short-term challenges. We continue to see strong demand for our solutions while expanding capabilities and capacity as the global leader in defense technology.

Our key messages, which are included on slide number 3 (sic - "slide number 4") of our earnings presentation are as follows. First, we won large contract awards tied to key long-term strategic programs, including the US Army's LASSO, US DoD's Replicator and the Danish Ministry of Defense, while growing our backlog to a record $764 million. Second, we continue to make disciplined investments, expanding production capacity, launching innovative products and new capabilities and leveraging our acquisitions to strengthen our market leadership position.

Third, despite our solid progress, third quarter financial performance came in slightly below our expectations, primarily due to the unprecedented LA windstorms. And fourth, given recent challenges, we are lowering our guidance but remain on track for record fourth quarter revenue and accelerating growth in fiscal year 2026.

While we encountered challenges in executing our plans this quarter, we remain firmly on track with our long-term growth strategy. The defense technology sector is experiencing a generational shift driven by distributed autonomous AI-enabled solutions. We continue to believe we are uniquely positioned to meet our customers' evolving needs by leveraging our core strengths, cutting-edge technology, unmatched production capacity, and decades of battlefield experience.

We are further strengthening these advantages through strategic organic and inorganic investments by developing new innovative products, expanding into adjacent markets, and increasing our production capacity. Given our progress and favorable market dynamics, we are confident that AV is well positioned to deliver sustained growth while creating value for our stakeholders for years to come.

The evolving global security landscape continues to highlight the critical needs for cost-effective AI-driven autonomous defense solutions. In response, the US Department of Defense and allied nations are prioritizing the rapid deployment of Uncrewed Systems and Loitering Munitions technologies we pioneered.

Recently, Secretary of Defense, Pete Hegseth, reaffirmed the administration's focus on AI, drones, counter drones, and autonomous warfare capabilities. These priorities directly align with AV's core product offerings and long-term growth strategy.

We have been proactively preparing for a shift in demand related to Ukraine this fiscal year. While AV shipments to Ukraine continue to decline as expected, the conflict has underscored the battlefield effectiveness of our solutions, driving unprecedented high demand from the US DoD, NATO, and the Pacific and other allied partners. This shift aligns with evolving US defense policy and procurement priorities, further strengthening and validating our global expansion strategy.

To illustrate this point, let me share the following facts. With approximately $40 million worth of Switchblade 600 deployments, Ukraine has destroyed nearly $3 billion worth of enemy military assets. In other words, for every Switchblade 600 launched, $13 million worth of enemy military assets have been destroyed.

We are now nearing the end of this transition from Ukraine to larger and more enduring growth opportunities. For the full fiscal year, we expect all AV shipments to Ukraine to represent only 17% of revenues compared to 38% of revenues last fiscal year. Further, in total, Ukraine will represent only about 6% of Q4 revenues and is not material to our future growth plans.

Despite this significant shift, we remain on track to achieve more than 10% revenue growth and $1 billion in orders in fiscal year 2025.

Beyond our organic successes, this quarter, we made significant progress towards closing the BlueHalo transaction and preparing for integration. The BlueHalo transaction will further increase our total market opportunity and growth potential by adding space technologies, counter-UAS, directed energy, electronic warfare and cyber solutions to our portfolio. Through this combination, we will enhance our technology and capabilities, increase our facility footprint, and deliver a more comprehensive set of solutions across the air, land, sea, space and cyber domains.

Since announcing the transaction, we have engaged extensively with our customers and received overwhelming positive feedback. Customers recognize that AV brings a unique combination of innovation and product leadership and are excited that the future company will have the experience and resources to successfully deliver on major defense initiatives at scale.

In terms of next steps, we have successfully secured key regulatory approvals, clearing HSR antitrust and SEC S-4 reviews earlier this year. Our next major milestone is a shareholder vote to approve the transaction, which is scheduled for April 1. While a few outstanding international regulatory reviews are still in progress, we remain on track to close the transaction in the second quarter of calendar year 2025. In parallel, our team has been actively preparing for integration, and we look forward to sharing additional details in the coming months.

As I mentioned earlier, we faced short-term challenges, including the unprecedented high winds and fires in Los Angeles, which tragically claimed lives, homes and businesses in our community. Our hearts go out to those impacted, including many AV employees. While AV's facilities were not directly damaged, we experienced extended periods of forced shutdowns and power outages, which disrupted both our manufacturing and supply chain logistics.

Given the timing at the end of our fiscal year, these events partially constrained our ability to achieve our full operational goals, impacting our quarterly results and full year expectations. We are working hard to recover lost time while also executing our distributed manufacturing strategy to build resiliency for the future.

Just this week, we also received stop-work orders tied to four foreign military sales contracts, representing about $13 million in orders, majority of which we expected to ship in Q4. Further, the US government recently paused military aid to Ukraine and implemented new tariffs. The stop-work orders will directly impact our Q4 deliveries, while the effect of the other evolving situations is less clear. We have incorporated the estimated impact of these events into our new revised guidance and we'll provide further updates when appropriate.

With that, I would like to now provide updates on each of our three business segments, starting with Loitering Munitions Systems, or LMS. The LMS team delivered record revenue this quarter, achieving several key strategic milestones. Starting with orders, the LMS team secured more than $350 million in Switchblade contracts, including a single $288 million award under our $990 million IDIQ contract. This order is the single largest award in AV's 50-year history.

Global adoption is also increasing for both Switchblade 300 and 600 with 10 countries having placed firm orders and more than 20 more in active engagements. To meet this growing demand, we have aggressively expanded manufacturing capacity already.

Additionally, our newly announced Switchblade production facility in Utah will be more than 5 times larger than our current plant and is set to double production throughput again, positioning us to support over $1 billion in annual LMS revenue by the end of fiscal year 2027. We expect the facility to come online towards the end of this calendar year.

Despite the extreme challenges posed by the high winds and LA fires, Switchblade production remains on track to exit this Q4 at about a $500 million annualized run rate. We believe that our investments in Utah and other facilities nationwide, including those to be gained through our combination with BlueHalo, will enhance our operational resilience and mitigate future disruptions.

In summary, the LMS segment continues to support our growth strategy through key awards and expanded production capacity.

Now, on to our Uncrewed Systems segment or UxS. The UxS segment continued to transition away from Ukraine related revenue shifting to other long-term growth opportunities as demonstrated by several key strategic wins in the quarter. We recently secured a sole-source contract with a $181 million ceiling to support -- to supply the Danish military with JUMP 20 UAS over the next 10 years. This was a highly competitive bid process, which reinforces our confidence that JUMP 20 is the best Group 2 UAS available today in the market.

Additionally, we were awarded a major contract with the German Federal Armed Forces to supply more than 40 uncrewed ground vehicles. This was also one of the largest UGV awards in our company history.

Our international pipeline continues to grow, and we expect to announce another major international JUMP 20 award in the coming months. To support increasing demand, the team established the new P550 production line, positioning for future demand. We believe P550 will continue to lead the entire small UAS industry in terms of innovation and global adoption in future years, similar to Raven and Puma.

As you may be aware, Raven and Puma UAVs have been multibillion-dollar product franchises for AV already. We expect the same from P550.

We also expanded our European presence by opening a new office in the United Kingdom, strengthening our engagement with key European defense customers and enhancing our ability to support regional programs. At the same time, the team continued to drive innovation, bringing new capabilities to market.

For example, we recently launched the new JUMP 20-X platform, an enhanced maritime variant of our JUMP 20 UAS optimized for shipboard operations. We also introduced new software capabilities for our Puma AE and LE UAS that provide enhanced autonomy, flexibility, and performance in contested environments. While the UxS segment is in a transition year, we remain confident in its long-term growth trajectory driven by a growing market, key contract wins, new product introductions, new US DoD programs of record, and an expanding global footprint.

Moving now to our MacCready Works segment. MacCready Works continues to progress the development of next-generation technologies that drive the evolution of AI-enabled autonomous warfare systems. This quarter, the team made significant progress in our new software-defined autonomous one-way attack drones. This whole new family of systems is designed, leveraging key battlefield insights and can be affordably mass produced in very high volumes.

We are seeing a lot of interest from our customers with units already delivered to early adopters. We believe this solution set will provide a crucial advantage for customers operating in high-threat contested environments, and we look forward to sharing more details in the coming months.

We continue to expand AVACORE autonomy capabilities across AV's entire portfolio, enhancing adaptive mission execution and real-time decision-making. Additionally, our SPOTR-Edge computer vision software is also now being integrated into multiple other uncrewed systems, delivering advanced AI-driven threat detection, tracking and situational awareness. These technologies further strengthen our competitive differentiation, making AV solutions smarter, faster and more effective in contested environments.

MacCready Works continues to push the boundaries of what is possible in autonomous warfare, reinforcing AV's position as the leading innovator in uncrewed systems and loitering munitions.

In summary, the company achieved major milestones in the quarter that give us confidence in our future. However, the high winds and unprecedented fires in LA area impacted our operations, limiting our ability to meet our quarterly goals.

Further, the recent soft work orders from the US DoD are impacting our ability to achieve fourth quarter goals. As a result, we're lowering our fiscal year 2025 revenue, adjusted EBITDA, and non-GAAP EPS guidance ranges. However, we have record backlog and a strong pipeline and remain confident in our long-term growth trajectory.

With that, I would like to now turn the call over to Kevin McDonnell for a review of our third quarter financials. Kevin?

Kevin McDonnell - AeroVironment Inc - Chief Financial Officer, Senior Vice President

Thank you, Wahid. Today, I will be reviewing the highlights of our third quarter performance, during which I will occasionally refer to both our press release and earnings presentation available on our website. Overall, we had a mixed financial quarter with record orders and backlog, but with revenue and profitability below expectations.

Our revenues were impacted by production issues related to shutdowns as a result of the high winds in the Simi Valley area, and to a lesser extent, some sporadic supplier challenges as we continue to ramp up LMS production. Given the pending BlueHalo acquisition, any references to future performance exclude the impact of BlueHalo, which is expected to close in Q2 of calendar 2025.

As Wahid mentioned in his remarks, revenue for the third quarter of fiscal 2025 was $167.6 million, a decrease of 10% as compared to the $186.6 million for the third quarter of fiscal 2024. As Wahid explained in his remarks, Ukraine revenues accounted for approximately 5% of revenues in Q3.

Slide 6 of the earnings presentation provides a breakdown of revenue by segment for the quarter. The biggest revenue story during the quarter was our continued growth of our Loitering Munitions business despite some challenges mentioned earlier. The LMS segment recorded revenue of $83.9 million, a 46% increase as compared to the $57.7 million during last year's third quarter.

Switchblade 600 represented over 70% of the LMS revenue for the quarter. Our Uncrewed Systems segment, UxS, which is a combination of our small UAS, medium UAS and UGV businesses generated $63.8 million of revenue in the quarter, which is down 44% from last year's total of $113.3 million, primarily driven by a decrease in Ukraine revenue of $47 million. However, we expect strong growth in the UxS segment in the fourth quarter, driven by recent awards for the JUMP 20 and other products even with the impact of the stop work orders.

Revenue from our MacCready Works segment came in at $20 million, an increase of 28% as compared to the $15.6 million from the third quarter of fiscal last fiscal year, primarily driven by HAPS, SoftBank program and the SOAR Autonomous resupply drone program.

Slide 7 of the earnings presentation shows the trend of adjusted product and service revenues, while slide 12 reconciles the GAAP gross margins to adjusted gross margins, which excludes intangible amortization expense and other noncash purchase accounting items. In the third quarter, consolidated GAAP gross margins finished at 38%, which is higher than the third quarter of last year due to LMS margin increases, partially offset by lower surface margins.

Now turning to adjusted gross margins. Third quarter adjusted gross margins were 40%, an increase from the 38% for the same period last year due to the change in sales mix described previously. Adjusted product gross margins for the quarter were 44% versus 38% in the third quarter of last fiscal year. The stronger year-over-year margin was driven by improving margins at the LMS segment due to obtaining favorable commercial pricing on certain internally developed components, contract pricing favorability, and gains in productivity.

In terms of adjusted service gross margins, the third quarter was at 20% versus 40% during the same quarter last year. The lower level of service margins was primarily a result of lower LMS and UxS margins due to higher field service costs. We continue to expect overall adjusted gross margins of the AV legacy business to be approximately 40% to 41% for the full year.

In terms of adjusted EBITDA, slide 13 of our earnings presentation shows the reconciliation of GAAP net income to adjusted EBITDA. Adjusted EBITDA for Q3 was $21.8 million, down from last year's Q3 of $28.8 million as a lower revenue and higher SG&A expense was offset by lower investments in R&D and higher gross margin.

However, these higher SG&A expenses are in line with guidance for the year, and I'll go more in detail that shortly. We still expect adjusted EBITDA for Q4 to be significantly higher than any of the first 3 quarters. Also note that we incurred approximately $10 million of acquisition-related expenses in Q3.

We will continue to incur these expenses related to the BlueHalo transaction in Q4 and likely into next fiscal year. Because of the difficulty in predicting the timing and amount of the transaction expenses, which impact GAAP net income, we're only providing revenue, non-GAAP EPS and adjusted EBITDA guidance. SG&A expense, excluding intangible amortization and acquisition-related expense for the third quarter was $33 million or 20% of revenue compared to $26 million or 14% of revenue in the prior year.

The increase in adjusted SG&A expense is partially a result of an increase in sales and marketing expense, primarily driven by an increase in bid and proposal activity, along with employee-related costs due to an increase in average headcount to help support the growth and expansion of our operations.

R&D expense for the third quarter was $22 million or 13% of revenue compared to $25 million or 13% of revenue in the prior year.

This also represented about a $6 million decline from the prior quarter as we scaled down the development activity on the recently introduced JUMP 20-X all-domain system and the P550 Group 2 system. LMS continues to make investments across the Switchblade product line, including new variants. We still expect R&D to be in the range of 12% to 13% of revenue for fiscal 2025 as a result of continued investment in our long-term initiatives.

Now turning to GAAP earnings. In the third quarter, company generated a net loss of $1.8 million versus net income of $13.9 million recorded in the same period last year. The decrease in net income of $15.6 million can be attributed to several factors, namely a $10 million increase in deal and integration costs associated with the pending BlueHalo acquisition, an increase of $5.9 million in SG&A expenses, including intangible amortization and a $4 million decrease in gross margin. These were partially offset by a [$2.6 million] (corrected by company after the call) decrease in investments in R&D and a $1.9 million decrease in tax expense.

Slide 11 shows a reconciliation of GAAP and adjusted or non-GAAP diluted EPS. The company posted adjusted earnings per share of $0.30 for the third quarter of fiscal 2025 versus $0.63 per diluted share for the third quarter of fiscal 2024. Turning to our balance sheet.

At the close of the third quarter, our total cash and investments amounted to $72.5 million compared to $91.9 million at the end of the second quarter of fiscal 2025. Unbilled receivables increased $25 million during the third quarter. The elevated amount of unbilled receivables is largely attributable to the transition of the LMS progress billings, which has taken longer than expected, but is moving forward, so we expect a significant reduction in unbilled in Q4.

In fact, we started receiving the LMS progress billing payments this quarter. We have access to a $200 million revolving credit facility which we drew $25 million on the revolver at the end of Q3.

I'd like to conclude with some highlights of our backlog metrics. Our funded backlog at the end of the third quarter of fiscal 2025 finished at a record $763.5 million. Approximately $13 million of the backlog relates to contracts we recently received a stop work order on. However, we now have 100% visibility to the midpoint of our revised lower guidance range for fiscal 2025.

We expect bookings for the year to exceed $1 billion and position us for strong organic revenue growth in FY26. Now I'd like to turn things back to Wahid.

Wahid Nawabi - AeroVironment Inc - Chairman of the Board, President, Chief Executive Officer

Thanks, Kevin. Given our third quarter performance and recent developments, we have lowered and narrowed our full fiscal year guidance. For fiscal year 2025, we now expect revenues of $780 million to $795 million, adjusted EBITDA of $135 million to $142 million. And non-GAAP earnings of $2.92 to $3.13 per share. We also expect R&D expenses of 12% to 13% of revenues and adjusted gross margins of 40% to 41% for the full fiscal year.

Before turning the call over for questions, let me summarize the key takeaways from today's call. First, we won large awards tied to key long-term strategic programs, growing our backlog to a record $764 million. Second, we continue to make disciplined investments to reinforce our market leadership, expanding our capabilities and support our growth.

Third, high winds and fires in Los Angeles area impacted our third quarter financial performance, creating short-term operational challenges. And fourth, we have lowered our fiscal year 2025 guidance, but remain on track for another record fourth quarter revenue with accelerating growth in fiscal year 2026.

At the start of this call, I highlighted the significant progress we made this quarter. AV is not just responding to the evolution of modern warfare. We are driving this transformation in our industry. The world is now recognizing what we have long believed that autonomous AI-enabled drones and loitering munitions will be much more widely adopted as they transform defense strategy.

These are categories we pioneered and that we continue to lead on a global scale. We're also encouraged by the momentum within the new administration, which has prioritized the rapid fielding of AI-driven autonomous systems, a vision that aligns seamlessly with AV's capabilities, expertise, and industry leadership.

With battle-proven technology, the largest global installed base, and unmatched production capacity, AV is not just prepared to meet this demand. We are defining the future of modern warfare. This is our mission. This is why we exist. Our employees come to work every day, driven by the belief that what we do truly matters.

I want to personally thank our employees, shareholders, and customers for their commitment to delivering cutting-edge solutions that protect our nation and its allies. We are honored to support the most critical defense missions at this pivotal moment.

And with that, Kevin, Jonah, and I will now take your questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Greg Konrad, Jefferies.

Greg Konrad - Jefferies Group LLC - Analyst

Good evening. Can you just -- you teased fiscal year '26 a bit in the script. I mean if we look at guidance, it implies an exit run rate of sales of like $240 million in Q4. How are you thinking about the bridge to fiscal year '26 given the backlog and some of your commentary around Ukraine?

Wahid Nawabi - AeroVironment Inc - Chairman of the Board, President, Chief Executive Officer

Thanks, Greg. Sure. So, we are very, very well poised for a strong accelerating growth and profitable growth year for fiscal ‘26. As you mentioned, our backlog is at unprecedented levels – record levels, close to $750 million, number one. Number two, we’re going to exit Q4 roughly at about $240 million to $250 million in revenue, which is again going to be a significant quarter for us, a very large quarter. That positions us to nearly $1 billion year next year.

While there’s still some uncertainties related to the current administration’s decisions, and – but we feel very confident that the demand for our systems across the world is growing, we have an incredibly strong backlog. We have a growing pipeline of opportunities. The administration is incredibly positive towards the categories that we play and we lead the market globally. And the world is still a very sort of unsafe place.

There are lots of conflicts around the globe. And our solutions have performed and delivered exceptionally well during the conflicts of Ukraine. And so, I really believe that next year is going to be another record year for us with accelerating growth, and our pipeline supports nearly $1 billion business for us next year organically alone. And of course, when you couple that with BlueHalo acquisition, which brings significant new capabilities to our portfolio, as long as that goes through, which we expect it to happen sometimes in the next quarter, then we’re going to be very much in great position globally.

Greg Konrad – Jefferies Group LLC – Analyst

And then maybe just as a follow-up to stick with BlueHalo, pretty impressive forecast in the S-4. It seems like there’s some acceleration for that business next year. Without maybe getting into specifics, just thinking about the deal closing in Q2, what are some of the areas that you’re most excited for in terms of BlueHalo growth into next year after the deal closes?

Wahid Nawabi – AeroVironment Inc – Chairman of the Board, President, Chief Executive Officer

Well, Greg, clearly, the Blue Halo acquisition is going to transform AV in the industry that we’re leading already. It is unprecedented in our industry for two companies and two businesses to come together that has nearly no overlap and is incredibly complementary in order to achieve what we refer to our future state to be able to deliver to our customers an integrated portfolio of robotic systems that are connected with each other, integrated, interoperable, and enabled with AI, autonomy and computer vision.

The areas that we’re very, very excited about, number one, is their counter-UAS business. They are the leading player in that market, including capabilities and lasers in directed energy for counter-UAS and a layered approach to that. So that’s one area.

Another area of focus and excitement also is their space communication. They have won a $1 billion-plus program with the US Department of Defense, Air Force, and Space Force to overhaul and upgrade the US satellite to military satellite communications. So those two by itself – but also in the cyber and intelligence community, they are a leading player with most advanced capabilities in that area.

And so, there's lots of different areas, but those three areas really stand out as incredibly complementary to what we do and potential high growth for the combined entity.

Let's not also forget that the combined entity will be incredibly well positioned with market-leading growth, revenue, and profitability that's sustainable and has the track record to continue to deliver to the market. So, we're very excited about that beyond our own organic growth opportunities.

Operator

Peter Arment, Baird.

Peter Arment - Baird - Analyst

Wahid, could you give us a little more color on the work stoppage? You mentioned it's four FMS contracts. What were the reasons for that? And is this something that is going to linger into Q4 or beyond?

Wahid Nawabi - AeroVironment Inc - Chairman of the Board, President, Chief Executive Officer

Yes, Peter. So great question. As I mentioned in my remarks, just this week, yesterday, I believe, we received an information from the US Department of Defense that specific contracts that is roughly about $13 million in value. These are foreign military sales contracts that we have already secured, and we were in the process of actually delivering those in the fourth quarter. Majority of that has been -- we've been asked to stop work on those particular contracts.

It is not clear whether this is a temporary sort of suspension or is it a permanent. My guess would be -- and my personal view would be that I do not believe that these countries are going to stay without these capabilities. There is a serious real need for our capabilities for these customers, international allies. And US is obviously using this to reassess its priorities and reassess things.

So, we have removed that from our outlook for fourth quarter, and that obviously affects our fourth quarter results, which we have lowered our guidance accordingly.

Regardless of that, our ability to grow next year despite this particular event and despite the tariffs is very, very good. We believe that next year is going to be a very strong growth year. We have never been in such a great position, in my view, as a company to have the backlog that we have, the demand drivers that are out there and the focus of the US DoD in terms of the autonomous drones and Loitering Munitions that we are the leader in the world. So that's the extent of it. As the situation evolves, which is very fluid today, we'll keep you updated.

Peter Arment - Baird - Analyst

Okay. And then just as a follow-up, you mentioned the $500 million-plus kind of revenue kind of run rate opportunity in LMS. But you talked about '26 being basically on a run rate path to get close to $1 billion, which implies that the UnCrewed segment would be kind of seeing a significant step-up in volume.

I mean, I know this is the trough this quarter at $64 million. You're expecting the JUMP 20 volumes to pick up in the fourth quarter. But it implies basically that there's going to be a pretty healthy step-up in uncrewed. Could you maybe talk about the demand environment that gives us more confidence around the uncrewed backdrop?

Wahid Nawabi - AeroVironment Inc - Chairman of the Board, President, Chief Executive Officer

Absolutely. Peter, so overall, we feel very confident about our UnCrewed Systems business in general. There are several strong drivers for demand for that business to grow over the next several years. Specifically, we're introducing new capabilities. We're investing in new generation of solutions, including the P550, which the US DoD has already announced at least one or two programs each worth $1 billion-plus in value.

One of those, for example, is the long-range reconnaissance program. So, over the next three to five years, we expect our UxS business to continue to grow in terms of adoption, as well as top line revenue, and we expect it to be a significant driver of profitability and revenue for the company.

Regardless of that, fiscal year '25 has been really a transition year for us. We proactively transitioned ourselves and pivoted away from the fiscal '25 spike that we received in demand from Ukraine, primarily for Puma and Switchblade systems. As I said on the remarks, that represented 38% of our revenue, Ukraine did last fiscal year. This year, it's going to be around 17%. And in the fourth quarter, it will be about 6% of our total revenue expected from Ukraine.

So essentially, we have completely pivoted away from the Ukraine demand. And despite all that, we have an unprecedented historic backlog that allows us to grow next year. So, we expect Loitering Munitions to lead that growth, but UxS also will grow and so would our MacCready segment.

Operator

Louie DiPalma, William Blair.

Louie Dipalma - William Blair - Analyst

Wahid and Kevin, you indicated that you are confident in AV stand-alone generating close to $1 billion in revenue for fiscal 2026. I was wondering, are you also confident in BlueHalo generating close to $1 billion for fiscal 2026? I think there was that projection in the S-4 filing that just came out. But I was wondering just how current are the projections from that S-4.

Wahid Nawabi - AeroVironment Inc - Chairman of the Board, President, Chief Executive Officer

Sure. So, Louie, obviously, we feel very compelled for AV organically. I truly believe that we've never been in such a strong position even compared to last fiscal year. Our backlog as a percentage of revenue and also our backlog as a total amount is unprecedented. It sets us up for a very strong fiscal '26 sort of performance and the demand for our systems continue to increase. And I believe that the new administration's focus on the priorities that they have publicly stated is going to support our growth even more.

In terms of BlueHalo, we have already published specific forecast that has been developed internally by BlueHalo and has been vetted and also verified by third-party experts, including ourselves. That's part of the S-4. I encourage you to refer to those and look at those. They are absolutely a growing business, very complementary to AV, and we expect that to continue going beyond this fiscal year.

And so, while the closing is not guaranteed yet and it's not done yet, we feel strongly that the two -- the combination of the two businesses is going to be fantastic for the market. We're going to be unparalleled in terms of our offering in the market and incredibly well positioned to benefit from the priorities of the current administration and the conflicts and the threats that are around the globe worldwide. So, I feel very bullish about that, and I think it's going to be very, very positive long term for AeroVironment.

Kevin McDonnell - AeroVironment Inc - Chief Financial Officer, Senior Vice President

And we'll do the combined guidance when we do year-end results.

Wahid Nawabi - AeroVironment Inc - Chairman of the Board, President, Chief Executive Officer

That's right.

Louie Dipalma - William Blair - Analyst

Great. And on the last quarter earnings call, you mentioned that you were close to closing two different JUMP 20 orders, and you formally announced one of the orders. Did you close the second order? Or is that still pending?

Wahid Nawabi - AeroVironment Inc - Chairman of the Board, President, Chief Executive Officer

It's a great question. You're absolutely correct that we said two last quarter. and we're pleased to report this quarter that we have announced one of them, which was the $181 million contract value sole source IDIQ for the next 10 years with the Danish military. The second one --

Kevin McDonnell - AeroVironment Inc - Chief Financial Officer, Senior Vice President

Competitive bid.

Wahid Nawabi - AeroVironment Inc - Chairman of the Board, President, Chief Executive Officer

It was a very competitive bid. As Kevin mentioned, that was an incredibly competitive bid. It basically highlights that JUMP 20 is the leading solution in the market, best-in-class solution in the market. And that competition actually was protested and protested again and we eventually prevail.

Regardless, we are actively working the second one. We expect that announcement to come in sometimes in the fourth quarter. Obviously, the timing of those are in the hands of our customer, but we believe that we're positioned very well. It is also a large program that we're going to be unseating another competitor, hopefully, and we'll keep you updated. And we feel very strong and very positive about our position on that. And we expect that to be decided and announced sometimes either Q4 or beginning of first quarter of fiscal '26.

Louie Dipalma - William Blair - Analyst

Great. And one final one. Regarding the Army stop work order, you indicated that it was for foreign military sales. And I believe that it's for multiple countries. But does this relate to multiple countries using their own funds to buy either the Switchblade or the Puma or one of your other systems, and the US Army is blocking countries or allies from using their own funds to buy AeroVironment systems?

Wahid Nawabi - AeroVironment Inc - Chairman of the Board, President, Chief Executive Officer

Louie, great question. So, the stop work that we received just yesterday is specific to particular contracts that is under the FMS, foreign military sales contracts with US Army and AeroVironment for specific countries around the world. I'm not in a position to be able to disclose the specific countries. However, the total of it roughly adds up to about $13 million in bookings that we have in our backlog, majority of which we were expecting to ship in Q4.

The future of that is undetermined. We don't exactly know whether this is a temporary hold. We do know that the US DoD as well as the current administration is using all of these tools at its position to negotiate terms and negotiate various positions with these countries. Most of these deals are also foreign military funded, which means that the orders -- the funding for these contracts actually are provided by the US government through an FMS process.

And therefore, US DoD is reevaluating whether they should proceed or not in each case. It is undetermined at this point as to what the outcome would be and how long would that last. All sorts of possibilities are probable in my view, and we don't know. What I do know that these countries desperately need these capabilities, number one. Number two, our solutions are quite affordable -- and so there is also a possibility that if these countries do not get US funding for these acquisitions that they may come up with their own funding, which many countries do already anyways.

And so, we felt compelled enough to share that, we feel very strong about our backlog, and we believe that we're going to have another growth year. We're going to be able to execute our Q4. The administration's position is really, really changing and evolving and fluid, and we'll keep you updated as we go forward.

Operator

Andre Madrid, BTIG.

Andre Madrid - BTIG LLC - Analyst

On the topic of international sales, you mentioned last quarter, there were an incremental six nations that were in different phases of the acquisition process. Can you maybe give an update on those and how negotiations are trending?

Wahid Nawabi - AeroVironment Inc - Chairman of the Board, President, Chief Executive Officer

Sure. So, Andre, as I mentioned in my remarks, we have now received firm orders for approximately six of those countries in our backlog, and we expect to ship those sometime throughout the next few months and next year. And then in addition to that, there is an additional 20 countries that we're actively engaged with. All of these countries are interested in Switchblade 300 and 600 flavors or variants. And the list of these countries continue to grow.

And let's not forget that almost every one of these countries, these are their first-time buys, which means that as they buy these systems, they will use some of them to train their forces and also inform their usage and their force structure deployment, which eventually will lead to more adoption.

So, I truly believe that our Loitering Munitions business is looking at a very large long-term growth and adoption opportunity here with our allies for Switchblade. Switchblade's performance and the conflict in Ukraine has absolutely validated this capability. We are leading the industry. We have a significant advantage in terms of our ability to deliver in volume and produce these in volume.

And that's why we continue to expand capacity. We've already increase capacity significantly. But with the new facility, we're going to increase our footprint by 5x again. And that facility is going to come online sometime this calendar year, towards the end of this calendar year, which, again, it's all indicators that we strongly believe in the growth of this business, not only now or next year, but beyond next year. And so, we truly believe that this is a $1 billion franchise that we're growing very aggressively over the next several years.

And again, all of our businesses are growing and will grow next year, but LMS is obviously leading the pack, and it's growing in size considerably.

Andre Madrid - BTIG LLC - Analyst

Got it. And then I guess maybe if I pivot away from that, I mean, kind of revisiting the wildfires, could you maybe quantify exactly how much of the negative impact in 3Q was attributable to the South California fires?

Wahid Nawabi - AeroVironment Inc - Chairman of the Board, President, Chief Executive Officer

Sure. So, Andre, I won't be able to get into the specifics because there's lots of different details and complexities to it. But remember, these were unprecedented levels of fires as well as wins. So, what happened as a result of these extremely high wins, the utility, the local utilities essentially forced shutdowns for long and extended periods of time. Many weeks, we were losing power day-in and day-out on multiple of our sites, in some cases, almost all of our sites here in Southern California.

Not only our sites were affected in terms of power outages, so were our employee base and our supplier base, too, that are local.

So, all of that happened in a time period, which was towards middle to end of our third quarter, which does not give us enough time to recover all the plans that we had. So, we've made these adjustments. We're very pleased with our results still. We continue to grow as a company. It's going to be another record fourth quarter revenues and profitability for the year for us.

And we're going to exit the year with a strong, strong performance setting us up for next year. And I think that our company has not been in such a great position compared to even last year this time, looking beyond fiscal '25 into '26. So, we're excited about the future, and we look forward to that.

Operator

I'm showing no further questions in the queue at this time. I would now like to turn the call back over to Jonah for any closing remarks.

Jonah Teeter-Balin - AeroVironment Inc - Investor Relations

Great. Thank you once again for joining today's conference call and for your interest in AeroVironment. As a reminder, an archived version of this call, SEC filings and relevant news can be found under the Investors section of our website. We hope you have a good evening and look forward to speaking with you again following next quarter's results. Good evening.

Operator

This concludes today's program. Thank you all for participating. You may now disconnect.

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